EXHIBIT 2

PRESS RELEASE – September 9, 2009

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Bought Deal Increased to $3.5 Billion

Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) announced today that it, in response to strong investor demand, has entered into an agreement to increase the size of its previously announced bought deal equity offering of approximately $3.0 billion (81.2 million common shares) to approximately $3.5 billion (94.8 million common shares) at a price of $36.95 per share. The offering is being led by a syndicate of underwriters, headed by RBC Capital Markets, Morgan Stanley, J.P. Morgan Securities Inc. and Scotia Capital Inc.

Barrick intends to use $1.9 billion of the net proceeds to eliminate all of its fixed priced (nonparticipating) gold contracts within the next 12 months and approximately $1.5 billion to eliminate a portion of its floating spot price (fully participating) gold contracts. A $5.6 billion charge to earnings will be recorded in the third quarter as a result of a change in accounting treatment for the contracts.

Barrick’s common shares outstanding are expected to increase from approximately 873 million shares to approximately 968 million shares (982 million shares if the over allotment option is exercised in full).

The common shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system. The Company has also granted the underwriters an over allotment option, exercisable for a period of 30 days after closing, to purchase up to an additional 14.21 million common shares at the offering price. The gross proceeds of the public offering will be approximately $3.5 billion ($4.0 billion if the over allotment option is exercised in full).

Barrick has filed a registration statement (including a prospectus) with the SEC in respect of the public offering. Before you invest, you should read the prospectus in that registration statement and other documents Barrick has filed with the SEC for more complete information about Barrick and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets toll-free at 212-428-6670, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, J.P. Morgan Securities Inc. at 718-242-8002 or Scotia Capital Inc. at 212-225-6851.

Barrick Gold Corporation’s vision is to become the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT: Deni Nicoski Vice President, Investor Relations Tel: (416) 307-7410 Email: dnicoski@barrick.com	MEDIA CONTACT: Vincent Borg Executive Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue’, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE